

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 18, 2017

Ernie Garcia, III
Chief Executive Officer
Carvana Co.
4020 E. Indian School Road
Phoenix, Arizona 85018

> **Re:** **Carvana Co.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 22, 2016**
> **CIK No. 0001690820**

Dear Mr. Garcia:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please revise your discussion of the Tax Receivable Agreement throughout the prospectus to quantify, if possible, the likely tax benefits to be realized by you and paid to the LLC Unitholders. In this regard, we note your disclosure on page 35 that such amounts could be "significant." Please also revise your description of the Tax Receivable Agreement to state, if true, that LLC Unitholders may exchange LLC Units at any time

upon their election.

3. Please revise your disclosure to provide greater insight into the nature and number of the "Existing Owners" of Carvana Co. and Carvana Group., including Existing Owners that are not Garcia Parties. If material, please discuss the voting and equity interests of the Existing Owners that are not Garcia Parties.

Market and Industry Data, page ii

4. Please remove your statement that you "have not had this information verified by any independent sources" contained in your prospectus, as it is inappropriate to suggest that you are not responsible for the accuracy of the information you elect to include in your disclosure document.

Prospectus Summary, page 1

5. In an appropriate place, please disclose the amounts that your insiders, affiliates, directors and officers will receive in connection with this offering, including the vesting of any compensation in connection with this offering.

Risks Associated with Our Business, page 5

6. Please revise to include a risk factor regarding the risks to investors associated with the Garcia Group's control over the company, including its ability to approve or disapprove substantially all transactions and other matters requiring approval by your shareholders, including the election of directors; in addition please include such a risk factor or revise a current risk factor in the Risk Factors section of the prospectus to address such issues. Please also include a risk factor regarding the risks to investors associated with your being a controlled company.

Ownership and Organizational Structure, page 6

7. We note that the second bullet under Carvana Co. in the chart reflecting the anticipated structure upon the completion of the offering states "Not Publically Traded." Please revise or provide us with an explanation of this disclosure.

The Offering, page 11

8. Please revise to clarify that the Garcia Group will control the company after consummation of the offering and have, among other things, the ability to approve or disapprove substantially all transactions and other matters requiring approval by your shareholders, including the election of directors.

Use of Proceeds, page 51

9. Please specify the amount of proceeds that will be used to "pay expenses incurred in connection with the Organizational Transactions" and the amount of proceeds that will be used "for general corporate purposes. We may have further comment once you have provided such amounts.

Executive Compensation, page 117

10. Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05.

Audited Consolidated Financial Statements

Consolidated Balance Sheets, page F-6

11. Please revise to disclose on the face of the statement the number of Class C redeemable units authorized and the number of units issued or outstanding. Please note that this comment also applies to the condensed consolidated balance sheets on page F-27.

12. Please expand your presentation of Members' equity (deficit) to distinguish on the face of your financial statements the amounts for each ownership class, and the number of equity units authorized and outstanding. Further, please disclose each member class' rights, preferences and privileges. Please refer to SAB Topic 4:F. Please note that this comment also applies to the condensed consolidated balance sheets on page F-27.

Consolidated Statements of Members' Equity (Deficit), page F-8

13. Please revise your statement to show the changes in members equity for each ownership class for each of the periods presented.

Note 2 – Summary of Significant Accounting Policies

Cash, page F-11

14. Please tell us whether or not any of your cash equivalents have original maturities of more than three months and explain how you considered the definition of cash equivalents in ASC 305-10-20. Please tell us your consideration of expanding your accounting policy disclosure to identify the types of investments you have classified as cash equivalents and describe how such investments meet the characteristics of a cash equivalent. Please note that this comment also applies to the accounting policy disclosed on page F-31.

Note 5 – Related Party Transactions

Relationship with DriveTime, page F-19

15. We note $43.1 million of costs incurred on your behalf by DriveTime through November 2014 were charged to you as a capital contribution. Please tell us and clarify your disclosure to indicate whether or not the interest expense disclosed in your financial statements includes interest charges on any intercompany debt through November 2014. Reference is made to SAB Topic 1:B.

Deconsolidation from DriveTime, page F-19

16. Please explain why a dividend was paid to your Class A unit holders along with a stock dividend to release you from your guarantees under DriveTime's outstanding senior secured notes. It appears DriveTime received no consideration from you to release your guarantees. Rather, based on your disclosure on page 130, certain Class A Unit holders used the proceeds from the dividend to make a $33.5 million capital contribution to DriveTime in order to release you from your guarantees under DriveTime's outstanding senior secured notes. Please explain to us how you accounted for the payment made by the Class A Unit holders. It appears that the payment should be reflected as an expense in your financial statements with a corresponding credit to contributed capital.

17. Please disclose how you accounted for the stock dividend to Class A Unit holders.

Receivable Purchase Agreement with GFC Lending LLC, page F-20

18. Please describe to us how you considered the provisions of ASC 860-10 in determining your accounting for the sale of receivables and disclose your accounting policy for the transfer of these financial assets. In doing so, please explain in detail why the transfer of the receivables meet the conditions in ASC 860-10-40-5. Please note that this comment also applies to the Transfer Agreements and Note Purchase and Security Agreements discussed on page F-42.

Floor Plan Facility, page F-21

19. Please tell us the conditions contained in the floor plan facility required to terminate the guarantees issued by Mr. Garcia and the 2014 Fidel Family Trust and how the additional investment from Mr. Garcia satisfied those conditions. Please also explain to us the accounting impact, if any, of the $25 million of proceeds which satisfied the conditions required for terminating the guarantees.

Undertakings, page II-2

20. Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.

       You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products